SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b),
         (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (Amendment No. 1)*

Global Capital Partners Inc.
(Name of Issuer)

Common Stock, par value $.05 per share
(Title of Class of Securities)

276052107
(CUSIP Number)

Martin D. Sklar, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C., 551 Fifth Avenue, New York, New York 10176 Tel: (212) 986-6000 Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2001
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)
[x]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Belcourt Investments Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  312,500

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  312,500

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  312,500

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  8.2%

12.      TYPE OF REPORTING PERSON*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Beaufort Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  78,126

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  78,126

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  78,126

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  2.1%

12.      TYPE OF REPORTING PERSON*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Michael Zunenshine

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  382,637

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  382,637

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  382,637

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [x]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  9.999%

12.      TYPE OF REPORTING PERSON*

                  IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

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This statement is filed pursuant to Rule 13d-2(d) with respect to the shares of common stock, $.05 par value (the "Common Stock") of Global Capital Partners Inc. (the "Issuer") beneficially owned by the Reporting Persons specified herein as of November 2, 2001 and amends and supplements the Schedule 13G dated June 12, 2001 (the "Schedule 13G"). Except as set forth herein, the Schedule 13G is unmodified.


Item 4.   Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)      Amount beneficially owned:

                  Belcourt beneficially owns 312,500 shares of Common Stock.

                  Beaufort beneficially owns 78,126 shares of Common Stock.

                  In accordance with the Ownership Limitation (as defined below), Zunenshine, as the sole shareholder of Belcourt and the controlling person of Beaufort, is deemed to beneficially own 382,637 shares of Common Stock, and disclaims beneficial ownership of 7,989 shares of Common Stock.

                  In accordance with the Ownership Limitation, the Reporting Persons beneficially own an aggregate of 382,637 shares of Common Stock, and disclaim beneficial ownership of 7,989 shares of Common Stock.

                  In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, because the number of shares of Common Stock into which the Reporting Persons' warrants are exercisable are limited, pursuant to the terms of such warrants, to that number of shares of Common Stock which would result in the Reporting Persons having aggregate beneficial ownership of 9.999% of the total issued and outstanding shares of Common Stock (the "Ownership Limitation"), the Reporting Persons disclaim beneficial ownership of any and all shares of Common Stock that would cause the Reporting Persons' aggregate beneficial ownership to exceed the Ownership Limitation.

          (b)     Percent of class:

                  Belcourt's beneficial ownership of 312,500 shares of Common Stock constitutes 8.2% of all of the outstanding shares of Common Stock.

                  Beaufort's beneficial ownership of 78,126 shares of Common Stock constitutes 2.1% of all of the outstanding shares of Common Stock.

                  Zunenshine is deemed to beneficially own 382,637 shares of Common Stock representing 9.999% of all of the outstanding shares of Common Stock. Zunenshine disclaims beneficial ownership of 7,989 shares of Common Stock.

                  In accordance with the Ownership Limitation, the Reporting Persons collectively have beneficial ownership of an aggregate of 382,637 shares of Common Stock representing 9.999% of all of the outstanding shares of Common Stock. The Reporting Persons collectively disclaim beneficial ownership of 7,989 shares of Common Stock.

          (c)      Number of shares as to which such person has:

                  (i)  Sole power to vote or to direct the vote

                  Not applicable.

                  (ii)  Shared power to vote or to direct the vote

                  Belcourt has shared power to vote or direct the vote of 312,500 shares of Common Stock.

                  Beaufort has shared power to vote or direct the vote of 78,126 shares of Common Stock.

                  Zunenshine, as the sole shareholder of Belcourt and the controlling person of Beaufort, is deemed to be the beneficial owner of the shares of Common Stock held by these entities and has shared power to vote or direct the vote of the shares of Common Stock beneficially owned by these entities.

                  (iii)  Sole power to dispose or to direct the disposition of

                  Not applicable.

                  (iv)  Shared power to dispose or to direct the disposition of

                  Belcourt has shared power to dispose or direct the disposition of 312,500 shares of Common Stock.

                  Beaufort has shared power to dispose or direct the disposition of 78,126 shares of Common Stock.

                  Zunenshine, as the sole shareholder of Belcourt and the controlling person of Beaufort, is deemed to be the beneficial owner of the shares of Common Stock held by these entities and has shared power to dispose or direct the disposition of the shares of Common Stock beneficially owned by these entities.

Item 10.  Certification.

         By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.


Dated:  November 1, 2001

          BELCOURT INVESTMENTS INC.


          By: /s/ Michael Zunenshine
              --------------------------
                   Michael Zunenshine,
                   President


          BEAUFORT INC.


          By: /s/ Michael Zunenshine
              --------------------------
                   Michael Zunenshine,
                   President



          /s/ Michael Zunenshine
              --------------------------
                   Michael Zunenshine